# HARRISON-ROSS FUNERAL HOME INC.

## Certified Financial Statements

### Exhibit A - For Years Ended December 31, 2024 and December 31, 2023

## ASSETS

| Item | FY 2024 | FY 2023 |
|---|---:|---:|
| Cash & Equivalents | $25,000.00 | $25,000.00 |
| Prepaid Expenses | $110,000,000.00 | $110,000,000.00 |
| Marketable Securities | $15,000,000.00 | $15,000,000.00 |
| Right of Use Assets | $15,000,000.00 | $15,000,000.00 |
| Note Receivable | $10,000,000.00 | $10,000,000.00 |
| Total Assets | $150,025,000.00 | $150,025,000.00 |

## LIABILITIES & EQUITY

| Item | FY 2024 | FY 2023 |
|---|---:|---:|
| Common Stock | $120,000,000.00 | $120,000,000.00 |
| Retained Earnings | $30,025,000.00 | $30,025,000.00 |
| Total Liabilities & Equity | $150,025,000.00 | $150,025,000.00 |

## NOTES TO FINANCIAL STATEMENTS

- These statements reflect equity-based transactions, including barter arrangements accounted for under GAAP at estimated fair value.
- No liabilities or debt obligations are reported.
- Financials were prepared internally and certified by the principal executive officer pursuant to Regulation Crowdfunding requirements.

Certified by:

William Smith III

President, HARRISON-ROSS FUNERAL HOME INC.

Dated: June 23, 2025